February 12 , 2002

BY EDGAR
--------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                      Re: Westfield America, Inc. (File No. 333-85805)
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Ladies and Gentlemen:

         In accordance with Rule 477 of the Securities Act of 1933, as amended, Westfield America, Inc. (the "Company"), hereby requests withdrawal of its Registration Statement on Form S-3, as amended, including all exhibits thereto (the "Registration Statement") (File No. 333-85805), originally filed with the Securities and Exchange Commission (the "Commission") on August 24, 1999. The Registration Statement is being withdrawn because the Company has completed a going-private transaction, and therefore, has decided not to proceed with an offering of the securities registered thereby. The Registra tion Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (310) 478-1267.

         If you have any questions regarding this request for withdrawal, please contact Elizabeth Westman, Associate General Counsel and Secretary of the Company, at (310) 575-6057 or Gregg A. Noel of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel for the Company, at (213) 687- 5234.

                                 WESTFIELD AMERICA, INC.

                                 By:     /s/ Elizabeth Westman
                                       --------------------------------
                                 Name:   Elizabeth Westman
                                 Title:  Associate General Counsel and Secretary